Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-287032

Final Term Sheet dated January 20, 2026

Okeanis Eco Tankers Corp.

Offering of new common shares to raise approximately USD 115 million

Issuer	• Okeanis Eco Tankers Corp. (the “Company”). • A corporation incorporated under the laws of the Republic of Marshall Islands with registration number 96382.
Listing venues and ISIN

•    The Company’s common shares are primarily listed on the New York Stock Exchange under the ticker “ECO” with SEDOL BLR8SN2 and secondary listed on Euronext Oslo Børs under the trading symbol “OET”.

•    All common shares are primarily held and settled within the Depository Trust Company (the "DTC") in the United States and secondarily registered in Euronext Securities Oslo under ISIN MHY641771016 through a CSD-link.

Pre-money valuation

•    Shares outstanding: 35,433,544, each with a par value of USD 0.001 (excluding 695,892 treasury shares).

•    Equity value: Approximately USD 1.4 bn / NOK 14 bn based on the prevailing market price and currency rate.

Offering type

•   Offering of new common shares (the “Offer Shares”) in the Company (the “Offering”) to raise gross proceeds of approximately USD 115 million (the “Offer Size”).

•    The final Offer Size will be determined by the Company's board of directors or a committee thereof (the "Board"), in consultation with the Managers (as defined below).

Offering price	• To be determined in USD on the basis of an accelerated bookbuilding process.
Use of proceeds

•    The net proceeds from the Offering are expected to be used to partly finance the acquisition of two Suezmax tanker newbuilding resales currently under construction at Daehan Shipbuilding Co., Ltd. being sister vessels to two vessels acquired during January 2026, both due for planned delivery during the second quarter of 2026, to be acquired by the Company from unrelated third parties for consideration of USD 99.3 million per vessel when delivered (the “Vessel Acquisitions”), subject to, inter alia, successful completion of the Offering, as well as the Company obtaining the necessary debt financing required to fully fund the Vessel Acquisitions beyond equity raised in the Offering. If one or both Vessel Acquisitions does not consummate, the net proceeds from the Offering may be used for general corporate purposes.

•    Each of the Vessel Acquisitions is contingent on, among other things, a successful completion of the Offering, but the acquisition of one vessel is not contingent on the acquisition of the other.

•    No assurances are therefore made that the Company will take delivery of either or both such vessels, and the Company does not expect to take delivery of such vessels if the Offering is not successfully completed.

Minimum order and allocation

•    The USD equivalent of EUR 100,000.

•    The Company may, in its sole discretion, offer and allocate Offer Shares to applicants below such amount to the extent exemptions from relevant prospectus requirements, including Regulation (EU) 2017/1129, are available.

Bookbuilding period (subject to change)

•    Start of bookbuilding period: 20 January 2026 expected at 22:15 CET.

•    Close of bookbuilding period: Expected on or about 21 January 2026 at 11:00 CET.

•    The Company, in consultation with the Managers, may, in its sole discretion, extend or shorten the bookbuilding period at any time and for any reason on short notice. If the bookbuilding period is extended or shortened, the other dates referred to herein may be changed accordingly.

•    To facilitate an efficient bookbuilding process, a trading halt will be imposed in the Company’s shares that are trading on Euronext Oslo Børs from 09:00 CET on 21 January 2026 and throughout the bookbuilding period, until final results have been announced, expected no later than on or about 13:00 CET on 21 January 2026.

Settlement dates (subject to change)

•    Notification of allocation: Expected to take place on or about 21 January 2026 at 13:00 CET.

•    Payment and delivery: Expected to take place on 23 January 2026 based on delivery vs payment (DVP, T+2). The Offer Shares will be delivered through the DTC.

•    Trading: The Offer Shares will be available for trading on New York Stock Exchange once the Offer Shares have been issued and settlement has taken place through the DTC, expected on 23 January 2026. After delivery of Offer Shares, such shares may be transferred from DTC to Euronext Securities Oslo (the "VPS") in accordance with the customary arrangements for transfers of the Company’s shares between DTC and VPS.

Conditions for completion

•    Completion of the Offering by settlement of Offer Shares towards investors will be subject to: (i) All corporate resolutions of the Company required to complete the Offering being validly made, including without limitation, the Board approving the allocation and issuance of Offer Shares; (ii) the issuance of relevant documents and legal opinions for the issuance of the Offer Shares as required in the engagement letter entered into by the Managers and the Company, unless waived by the Managers, and (iii) the agreements for the Vessel Acquisitions remaining in full force and effect at the time of settlement of the Offer Shares. The completion of the Offering is not conditional upon the completion of the Vessel Acquisitions.

•    The Company and the Managers reserve the right, at any time and for any reason, to cancel the Offering up until notice of allocation of Offer Shares without or on short notice. Neither the Company nor the Managers will be liable for any losses incurred by applicants if the Offering is cancelled and/or modified, irrespective of the reason.

Allocation criteria

•    The allocation of Offer Shares will be made at the sole discretion of the Board in consultation with the Managers.

•    The Board will focus on criteria such as (but not limited to) existing ownership, indications from the pre-sounding phase of the Offering, timeliness of the application, price leadership, relative order size, sector knowledge, perceived investor quality and investment horizon.

•    The Board may, in its sole discretion, reject and/or reduce any orders, in whole or in part. The Board, in consultation with the Managers, further reserve the right, at its sole discretion, to take into account the creditworthiness of any applicant. There is no guarantee that any potential investor will be allocated any Offer Shares.

Investor documentation

•    The investor documentation in the Offering (the “Investor Documentation”) consists of (i) this term sheet and (ii) a preliminary prospectus supplement dated 20 January 2026 (the “Prospectus Supplement”) (and the documents incorporated by reference therein). Applications for Offer Shares must be made on basis of an application agreement distributed to the investors.

Risks and investor confirmations

•    Investors who apply for Offer Shares in the Offering will, by making their application, agree, amongst other things, that they have made all the necessary investigations and analysis of the Investor Documentation to arrive at an investment decision on their own.

•    An investment in the Offer Shares implies significant risks. Investors are advised to review the risk factors included or incorporated by reference in the Prospectus Supplement prior to making an investment decision.

Prospectus

•    The Offering will be made by the Company to investors subject to applicable exemptions from relevant EU prospectus requirements in accordance with Regulation (EU) 2017/1129 and the Norwegian Securities Trading Act of 2007.

•    The Company has filed the Prospectus Supplement with the Securities and Exchange Commission (the “SEC”) under its effective shelf registration statement on Form F-3 in connection with the Offering and may be obtained from the SEC’s website at www.sec.gov. The Company plans to file a final Prospectus Supplement with the SEC in connection with the completion of the Offering.

Target market

•    Positive target market: Non-professional investors, professional investors and eligible counterparties (all distribution channels) with at least a common/normal understanding of the capital markets, who are able to bear the losses of their investment amounts, who are willing to accept risks connected with the Offer Shares, and who have an investment horizon which takes into consideration the liquidity of the shares.

•    Negative target market: An investment in the Offer Shares is not compatible with investors looking for full capital protection or full repayment of the amount invested or having no risk tolerance, or investors requiring a fully guaranteed income or fully predictable return profile.

•    ESG target market: The Company has not published sufficient data to determine whether an investment in the Offering is compatible for investors who have expressed sustainability related objectives with their investments based on whether it (i) is an environmentally sustainable investment under Regulation (EU) 2020/852 (the EU Taxonomy Regulation), (ii) represents a sustainable investment under Regulation (EU) 2019/2088 (the “SFDR”), and/or (iii) takes into consideration any Principal Adverse Impacts on sustainability factors as per the SFDR.

Managers

•    Fearnley Securities AS and Clarksons Securities AS are acting as joint global coordinators and joint bookrunners, and Pareto Securities AS is acting as joint bookrunner (collectively, the “Managers”) in the Offering.

•    The Managers will, subject to completion of the Offering, receive compensation from the Company in line with market practice.

The Company has filed a registration statement (including a prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Company has filed with the SEC that are incorporated by reference in that prospectus for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company or the Managers will arrange to send you the prospectus if you request it by calling Fearnley Securities AS at +4722936000 or by emailing prospectus@fearnleys.com, Clarksons Securities AS at compliance.oslo@clarksons.com or Pareto Securities AS at subscription@paretosec.com.

Any U.S. applicant in the Offering must be a registered client with the relevant Manager as (i) a "qualified institutional buyer" ("QIB") as defined in Rule 144A under the U.S. Securities Act of 1933, and (ii) a "major U.S. institutional investor" as defined in SEC Rule 15a-6 to the United States Exchange Act of 1934. Applicants who are not registered clients with the Manager in question as per the foregoing shall provide such U.S. investor representation letter(s) in such form as required by the relevant Manager.

This communication should be read in conjunction with the prospectus included in the registration statement and the information incorporated by reference therein. The information in this communication supersedes the information in the prospectus to the extent it is inconsistent with the information in such prospectus.

Please note that this term sheet only represents a summary of the transaction details and that it is qualified in its entirety by the more detailed information included in the Investor Documentation. Any decision to invest should be based on a consideration of the Investor Documentation as a whole by the investor. In connection with the Offering, the Managers are not acting for, and will not be responsible to, anyone other than the Company for providing the protections afforded to their clients nor for providing advice in relation to the Offering.